Financial Reports

Annual Report

Annual Report - April 30, 2009 (PDF Format) - Click Here

Annual Report - April 30, 2008 (PDF Format) - Click Here

Annual Report - April 30, 2007 (PDF Format) - Click Here

Annual Report - April 30, 2006 (PDF Format) - Click Here

Semi-Annual Report

Semi-Annual Report - October 31, 2008 (PDF Format) - Click Here

Semi-Annual Report - October 31, 2007 (PDF Format) - Click Here

Semi-Annual Report - October 31, 2006 (PDF Format) - Click Here

Semi-Annual Report - October 31, 2005 (PDF Format) - Click Here

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Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-800-595-3166.

PRESIDIO FUNDS

Top 10 Holdings

Top Ten Holdings As Of 4/30/2009

Description	Ticker	Percent
SPDR Gold Trust	GLD	3.46%
Advance Auto Parts, Inc.	AAP	3.31%
PowerShares DB Agriculture	DBA	3.05%
Healthcare Services Group Inc.	HCSG	2.90%
Hillenbrand, Inc.	HI	2.72%
Newmont Mining Corp.	NEM	2.69%
Occidental Petroleum Corp.	OXY	2.62%
Allscripts-Misys Healthcare Solutions, Inc.	MDRX	2.59%
Carter's, Inc.	CRI	2.56%
Northwestern Corp.	NWE	2.49%

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Sector Weightings

as of April 30, 2009



Net Cash*, 14.53%
Consumer Goods and Services, 20.87%
Basic Materials, 20.50%
Healthcare, 15.47%
Technology, 6.38%
Industrial Goods, 6.30%
Business Services, 4.63%
Retail, 3.31%
Aerospace and Defense, 2.97%
Financial Services and Insurance, 2.56%
Utilities, 2.48%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Industry Sectors	Percent of Net Assets
Consumer Goods and Services	20.87%
Basic Materials	20.50%
Healthcare	15.47%
Technology	6.38%
Industrial Goods	6.30%
Business Services	4.63%
Retail	3.31%
Aerospace and Defense	2.97%
Financial Services and Insurance	2.56%
Utilities	2.48%
Net Cash*	14.53%